[LINN LETTERHEAD]

October 25, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brad Skinner
H. Roger Schwall
Karl Hiller
John Hodgin
Anne Nguyen Parker
Norman von Holtzendorff

Re:	Linn Energy, LLC
Form 10-K/A for the Fiscal Year Ended December 31, 2012
Form 10-Q/A for the Quarter Ended March 31, 2013
Form 10-Q/A for the Quarter Ended June 30, 2013

LinnCo, LLC
Form 10-K/A for the Fiscal Year Ended December 31, 2012
Form 10-Q/A for the Quarter Ended March 31, 2013
Form 10-Q/A for the Quarter Ended June 30, 2013

Ladies and Gentlemen:

As a supplement to the documents provided via correspondence dated October 24, 2013, please find enclosed copies of the following draft documents marked to the original filings:

•	Amendment No. 1 to Annual Report of Linn Energy, LLC for the fiscal year ended December 31, 2012 on Form 10-K/A;

•	Amendment No. 1 to Quarterly Report of Linn Energy, LLC for the quarter ended March 31, 2013 on Form 10-Q/A;

•	Amendment No. 1 to Quarterly Report of Linn Energy, LLC for the quarter ended June 30, 2013 on Form 10-Q/A;

•	Amendment No. 1 to Annual Report of LinnCo, LLC for the fiscal year ended December 31, 2012 on Form 10-K/A;

•	Amendment No. 1 to Quarterly Report of LinnCo, LLC for the quarter ended March 30, 2013 on Form 10-Q/A; and

•	Amendment No. 1 to Quarterly Report of LinnCo, LLC for the quarter ended June 30, 2013 on Form 10-Q/A.

October 25, 2013

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to the attached drafts.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.